Exhibit 2.1
ASSET ACQUISITION AGREEMENT
     This Asset Acquisition Agreement (“Agreement”) made as of January 4, 2006 (the “Effective Date”), by and between Connetics Corporation, a Delaware corporation (“Connetics”) and PediaMed Pharmaceuticals Inc., a Delaware corporation (“PediaMed”). Connetics and PediaMed are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties.”
     BACKGROUND
A.	Connetics and PediaMed are parties to a binding Term Sheet signed in December 2005 (the “Term Sheet”) pursuant to which Connetics agreed to acquire and PediaMed agreed to sell all of PediaMed’s rights in certain assets, as described further in this Agreement.

B.	Connetics desires to acquire rights to the Assets, defined below, and PediaMed desires to divest such rights effective on the Transition Date, defined below.
THEREFORE, for and in consideration of the mutual covenants set forth in this Agreement, PediaMed and Connetics agree as follows:
ARTICLE 1 — DEFINITIONS
In addition to terms defined above, the following terms used in this Agreement shall have the meanings set forth below:

“Assets” has the meaning set forth in Article 2.

“Assumed Liabilities” has the meaning set forth in Section 4.1.

“Confidential Information” shall mean any proprietary, confidential information (whether or not patentable or copyrightable), whether or not so marked, that is not generally known to third parties. Confidential Information does not include information that:
(a) was known to the receiving party, as evidenced by the receiving party’s written records, before receipt from the disclosing party;
(b) is disclosed to the receiving party by a third person who is under no obligation of confidentiality to the disclosing party under this Agreement with respect to such information and who otherwise has a right to make such disclosure;
(c) is or becomes generally known to the public through no fault of the receiving party;
(d) is independently developed by the receiving party, as established by the receiving party’s contemporaneous written records, without access to or reliance on the other Party’s Confidential Information.
“PediaMed Housemarks” has the meaning set forth in Section 2.2.
“Sales Force” has the meaning set forth in Article 2.
“Trademark” means the trademark PediaMed and the goodwill associated with that mark.

Asset Acquisition Agreement

“Transition Employees” has the meaning set forth in Section 2.6.
“Transferred Employees” has the meaning set forth in Section 2.3.
“Transition Date” means February 1, 2006.
“Retained Liabilities” has the meaning set forth in Section 4.1.
ARTICLE 2 — TRANSFER OF ASSETS
     Section 2.1 Assets. Subject to the terms and conditions of this Agreement, PediaMed shall assign and shall deliver to Connetics, and Connetics shall accept, on the Transition Date all of PediaMed’s right, title and interest in and to
     (a) its sales organization, including but not limited to all sales representatives, district managers and regional sales directors (collectively, the “Sales Force”), and
     (b) to the extent permitted by applicable law, any and all records related to the employment and training history of the sales personnel being transferred, all computer hardware and software systems identified on Schedule 2.1(b) and data related to sales operations, all documentation related to product sampling, information related to benefits for the Sales Force, information and contracts related to the automobiles made available to members of the Sales Force, and all programs and contracts related to customer prescribing patterns and call history
[(a) and (b) collectively, the “Assets”]; provided, that PediaMed may retain copies of the items described in this subsection (b) for its own use. Prior to execution of this Agreement, PediaMed shall have provided Connetics with a list of all of the members of the Sales Force as of the Effective Date, certified in writing as a true and complete list by a duly authorized officer of PediaMed.
     Section 2.2 Trademarks and PediaMed Housemarks.
     (a) Subject to Section 6.1 and the limitations set forth in Section 2.2(c) below, PediaMed, as licensor, grants to Connetics, as licensee, a six-month license commencing on the Transition Date, exclusive to all others except PediaMed, of its rights to use the Trademarks for sales and marketing purposes by the Connetics’ sales force. Connetics may at any time before the expiration of this license request an extension of the license, which PediaMed may or may not grant in its sole discretion.
     (b) PediaMed grants to Connetics for a period of one year beginning on the Transition Date permission for Connetics to use PediaMed trademarks that appear on existing marketing, sales, instructional and other accompanying literature existing as of the Transition Date (“PediaMed Housemarks”) solely for the purpose of allowing Connetics to train its sales force. Connetics shall not use the PediaMed Housemarks other than as they appear on materials in inventory existing as of the Transition Date.
     (c) Other than as explicitly set forth in this Agreement, Connetics shall not affix the PediaMed Housemarks or Trademarks on any good or product sold or distributed by Connetics or any other person.

Asset Acquisition Agreement

     (d) Connetics agrees to comply with any requirements established by PediaMed concerning the style, design, display and use of the Trademark, and to correctly use the trademark symbol® with every use of the mark.
     (e) When requested, Connetics agrees to send samples of advertising and promotional materials, as well as advertising materials bearing or sold under the Trademark and any other documents which may permit PediaMed to determine whether the goods and services and trademark uses meet the standards, specifications and directions approved by PediaMed.
     (f) Connetics agrees to inform PediaMed of the use of any marks similar to the Trademark and any potential infringements of PediaMed’s Trademark which come to its attention. In the event Connetics is named as defendant in any action based on its use of the Trademark, Connetics agrees to immediately notify PediaMed.
     Section 2.3 Transfer of Sales Force.
     (a) At any time immediately after signing this Agreement, Connetics shall be permitted to offer employment to those employees comprising the Sales Force. Those individuals who accept such offers are referred to as the “Transferred Employees.” PediaMed agrees to make the members of the Sales Force available to Connetics, at mutually agreeable times and locations, for the purpose of Connetics’ hiring the Sales Force, and shall, specifically, assist in coordinating introductory meetings, benefits reviews, and similar transitional assistance, that are critical to Connetics’ ability to offer employment to those employees.
     (b) To encourage the members of the Sales Force to accept employment with Connetics, PediaMed agrees to offer the following incentives:
(i)	[**] to each of the Transferred Employees, as follows: [**] and

(ii)	[**]
     Section 2.4 Personnel Records. To the extent permitted by applicable law, PediaMed shall make available to Connetics such non-confidential data in personnel records of Transferred Employees as is reasonably necessary for Connetics to transition such employees into its records.
     Section 2.5 Employment Liabilities. Subject to applicable laws, Connetics shall have the right to dismiss any or all Transferred Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them). PediaMed shall indemnify and hold Connetics harmless with respect to (a) any Transferred Employee’s claims arising from any employment-related liability with respect to employment prior to February 1, 2005, and (b) any liability under The Worker Adjustment and Retraining Notification Act (WARN) related to the transactions contemplated by this Agreement.
**Portions of this exhibit have been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portions.

Asset Acquisition Agreement

     Section 2.6 Transition Employees. In addition to the Transferred Employees, PediaMed agrees that Connetics shall have access to the following PediaMed employees, to the extent then employed by PediaMed, for at least 90 days after the Transition Date: [**] (collectively, the “Transition Employees”). Connetics acknowledges that some of the Transition Employees may not continue to be employed at PediaMed after the Transition Date, and to the extent that applies, PediaMed and Connetics agree (a) that Connetics shall have the right to enter into separate agreements with one or more of the Transition Employees for ongoing services, and (b) that if PediaMed terminates the employment of any Transition Employee on or before January 31, 2006, the provisions of Section 2.3(b)(ii) above shall apply to such Transition Employee.
ARTICLE 3 — PAYMENT
     Section 3.1 Payment. Connetics shall pay to PediaMed Twelve Million Five Hundred Thousand Dollars ($12,500,000) (the “Purchase Price”) at the time this Agreement is executed by both Parties, regardless of the Transition Date. The full amount of the Purchase Price shall be delivered in escrow to Mercantile Title Agency, Inc. (the “Escrow Agent”), with instructions to deliver the full amount to the bank listed in Section 3.2, for credit to the named PediaMed account, on but not before January 31, 2006, and further instructions not to release the funds back to Connetics absent a written instructions signed by both PediaMed and Connetics delivered to the Escrow Agent before January 31, 2006. The Parties agree to sign any separate escrow agreement required by the Escrow Agent to effect the intent of this Section.
     Section  3.2  Account Information. The payment shall be paid by wire transfer to:
PediaMed Pharmaceuticals, Inc.
[**]
ARTICLE 4 — RESPONSIBILITIES AND COORDINATION
     Section 4.1 Apportionment of Liabilities. Subject to Article 6, Connetics shall assume and be responsible for all liabilities related to the Sales Force incurred on or after the Transition Date (collectively the “Assumed Liabilities”). PediaMed shall retain and be responsible for all liabilities related to the Sales Force incurred before the Transition Date, including specifically all accrued salary, bonus, benefits, severance, and pending claims of any nature (collectively the “Retained Liabilities”). The Parties acknowledge that the Retained Liabilities include a commitment made by PediaMed before the date of this Agreement to fund a President’s Council trip in 2006 for PediaMed sales force winners from 2005, provided, however, that PediaMed’s exposure for the event shall be limited to the amount of $15,000 payable to Connetics.
     Section 4.2. Post Closing Activities.
     (a) Further Assurances. At any time or from time to time after the Transition Date, upon either Party’s written request and without further consideration, the other Party shall take such other
**Portions of this exhibit have been omitted and filed separately with the SEC. Confidential treatment has been requested with respect to the omitted portions.

Asset Acquisition Agreement

actions as the requesting Party may reasonably deem necessary or desirable in order to consummate the terms of, obligations under and transactions contemplated by, this Agreement.
     (b) Deliveries. On the Transition Date or within five days thereafter, PediaMed shall deliver to Connetics in form reasonably satisfactory to Connetics, any files related to the Assets (except that PediaMed may retain one copy of any such file) and executed assignments transferring PediaMed’s rights to the Assets, in recordable form when necessary, and any other documents reasonably requested by either Party in order to carry out the intent of this Agreement.
     (c) Effect of Transition. The transfer of the Assets shall be effective on February 1, 2006, notwithstanding that the signing of this Agreement and the payment called for may have been completed prior to that date. It is understood and agreed that all revenues and costs for sale of products generated by the Sales Force prior to February 1, 2006 shall be for the account of PediaMed and all revenues and costs on or following February 1, 2006 shall be for the account of Connetics. The Parties agree that they shall take such actions and do all things necessary, including reconciling payments and reports, in order to carry out this intent.
     (d) Sales Operations by PediaMed. Beginning on February 1, 2006, and through July 31, 2006, PediaMed shall not employ an active detailing sales force for purposes other than telephonic detailing to support PediaMed’s products in existence as of the Transition Date. PediaMed agrees that it shall not re-hire any of the Transferred Employees for a period of two years following the Transition Date, without first obtaining Connetics’ consent (unless the proposed rehire is no longer a Connetics employee at that time). Moreover, PediaMed agrees that through July 31, 2006 (or through the term of the license to the Trademark, if longer), PediaMed will not take any actions, overtly or covertly, to solicit any person then employed by Connetics to work for PediaMed.
     (e) Post Closing Operations. Following the Transition Date, PediaMed shall have sole and absolute discretion over the operation of its remaining business, subject to the covenants set forth in this Article.
     (f) No Raiding by Connetics. Connetics agrees that through July 31, 2006 (or through the term of the license to the Trademark, if longer), Connetics will not take any actions, overtly or covertly, to solicit any person then employed by PediaMed to work for Connetics, provided, however, that this covenant shall not apply to any member of the Sales Force as of the Effective Date or to Dr. Cameron Durrant or to any Transition Employee that PediaMed terminates.
ARTICLE 5 — REPRESENTATIONS AND WARRANTIES
     Section 5.1 Authority. Each Party warrants and represents that it has the authority to enter into this Agreement and to carry out the terms and obligations under this Agreement. Each Party warrants and represents that it has obtained all necessary consents and approvals, and performed all requisite corporate action necessary to duly authorize the execution, delivery and performance of this Agreement. Each Party warrants and represents that this Agreement is a legal, valid and binding obligation of the respective Party, enforceable against it in accordance with the terms of this Agreement.

Asset Acquisition Agreement

ARTICLE 6 — INDEMNIFICATION
     Section 6.1 Indemnification.
     (a) PediaMed shall indemnify and hold harmless Connetics for the Retained Liabilities.
     (b) Connetics shall indemnify and hold harmless PediaMed for the Assumed Liabilities, including any losses PediaMed incurs as a result of Connetics’ use of the Trademarks and/or PediaMed Housemarks pursuant to the license granted by this Agreement.
     Section 6.2 Defense of Claims. The indemnifying party shall control the defense and settlement of any claim made under this Article 6, with counsel selected by the indemnifying party that the indemnified party consents to as reasonably satisfactory, which consent shall not be unreasonably withheld. The indemnifying party shall not, so long as it diligently conducts the defense of any claim be liable to the indemnified party for any fees of other counsel or any other expenses with respect to the defense of such claim. No compromise or settlement of such indemnifiable claim may be effected by either Party in a way that materially adversely impacts the other Party without the other Party’s prior written consent, which consent shall not be unreasonably withheld. Notwithstanding the assumption by the indemnifying party of the defense of any indemnifiable claim, the indemnified party will be permitted to join such defense and to employ counsel at its own expense.
     Section 6.3 Limitation of Warranty and Disclaimers. EXCEPT FOR THE WARRANTIES EXPRESSLY SET OUT IN THIS AGREEMENT, PEDIAMED MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, WITH RESPECT TO THE ASSETS, TRADEMARKS AND PEDIAMED HOUSEMARKS, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. PEDIAMED MAKES NO REPRESENTATION OR WARRANTY AS TO THE ABILITIES OF THE SALES FORCE TO MARKET CONNETICS’ PRODUCTS.
     Section 6.4 No Special Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES.
ARTICLE 7 — MISCELLANEOUS
     Section 7.1 Force Majeure. Except for the payment of the Purchase Price, neither Party shall be liable for failure to perform or delay in performing any obligation under this Agreement if such failure or delay is due to fire, flood, earthquake, strike, war (declared or undeclared), embargo, blockade, legal prohibition, governmental action, riot, insurrection, damage, destruction or any other similar cause beyond the control of such Party. Both Parties will be excused of their covenants and obligations during the period in which such inability to perform exists.
     Section 7.2 Choice of Law. Any dispute regarding this Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.
     Section 7.3 Notices. Any notice required or permitted to be given under this Agreement shall be sent by prepaid registered or certified mail, return receipt requested; by internationally recognized overnight courier; or by personal delivery, in each case addressed to the other Party as follows:

Asset Acquisition Agreement

Connetics Corporation	PediaMed Pharmaceuticals, Inc.
3160 Porter Drive	7310 Turfway Road, Suite 490
Palo Alto, California 94304	Florence, Kentucky 41042
Attention: President	Attention: Thomas P. Jennings

With a copy to: General Counsel	With a copy to:
Dinsmore & Shohl LLP
Attn: Paul R. Mattingly, Esq.
255 East Fifth Street, Suite 1900
Cincinnati, Ohio 45202
Either Party may designate a different address by giving notice, pursuant to this Section7.3 to the other Party. Any notice given pursuant to this Section 7.3 shall be deemed to have been given: (a) three business days after sent by prepaid registered or certified mail; (b) two business days after sent by internationally recognized overnight courier and (c) when received if by personal delivery.
     Section 7.4 Press Releases
     (a) The Parties will jointly issue a press release on the first business day following the Effective Date (the “Initial Release”).
     (c) Following the dissemination of the Initial Release, the Parties will agree upon any other press release and any other public announcement which refers to this Agreement or to the relationship of the Parties through the Transition Date. Each Party shall obtain the other Party’s prior written approval for such press releases and public announcements, which approval will not be unreasonably withheld. No approval shall be needed if a Party reasonably believes the press release or public announcement is required by force of law. Notwithstanding the foregoing, PediaMed acknowledges and agrees that Connetics may publicly file a copy of this Agreement as an exhibit to its reports with the U.S. Securities and Exchange Commission (the “SEC”) if Connetics determines such filing to be necessary, provided that Connetics shall take all reasonable and lawful actions to obtain confidential treatment with respect to any provisions of this Agreement which Connetics or PediaMed reasonably deem to be competitively sensitive information or any of PediaMed’s Confidential Information.
     Section 7.5 Confidentiality and Nondisclosure. Each Party agrees not to disclose the other’s Confidential Information to third parties without the other’s express prior, written consent, except that each may disclose the other’s Confidential Information:
          (a) to those of its employees, representatives and agents that it reasonably requires to have access to the same in order to perform its obligations and/or exercise its rights under this Agreement, provided such employees, representatives or agents are bound by obligations of confidentiality comparable to those set forth in this Section 7.5; and
          (b) to the extent such disclosure is reasonably necessary in complying with orders of any court, other governmental entity or arbitral body or with applicable laws or governmental regulations, provided that if a Party intends to make any such disclosure, it shall use reasonable efforts to give reasonable advance written notice to the other Party of such intended disclosure to permit such other Party to seek such protective orders or other similar relief as may be available in the circumstances.

Asset Acquisition Agreement

          (c) Each Party agrees to safeguard the other’s Confidential Information against unauthorized use and disclosure with means at least as stringent as it employs to safeguard its own Confidential Information, and in no event with less than reasonable means.
     The obligations of confidentiality in this Section 7.5 are in addition to and not in lieu of any confidentiality obligations the Parties may owe each other as a matter of underlying law, and the obligations in this Section shall survive the termination or expiration of this Agreement for so long as the information at issue continues to meet the definition of Confidential Information set forth in Article 1.
     Section 7.6 Captions. All titles and captions in this Agreement are for convenience only and shall not affect the meaning of any provision of this Agreement.
     Section 7.7 Partial Invalidity. If any provision of this Agreement is held to be invalid, illegal, or unenforceable by a court of competent jurisdiction: (a) such provision will be deemed amended to conform to applicable laws of such jurisdiction so as to be valid and enforceable, or, if it cannot be so amended without materially altering the intention of the Parties, it will be stricken; (b) the remaining provisions shall remain in full force and effect; and (c) the remainder of this Agreement will remain in full force and effect. The Parties agree to renegotiate in good faith any term held invalid and to be bound by the mutually agreed substitute provision in order to give the most approximate effect intended by the Parties.
     Section 7.8 Amendments; No Waiver. This Agreement may be amended, supplemented or otherwise modified only by means of a written instrument signed by the Parties. No failure or delay on the part of a Party in exercising any right under this Agreement will operate as a waiver of, or impair, any such right, unless a waiver is made in writing and signed by the waiving Party. No single or partial exercise of any such right will preclude any other or further exercise of that right or the exercise of any other right. No waiver of any such right will be deemed a waiver of any other right under this Agreement.
     Section 7.9 Entire Agreement. This Agreement and the Escrow Agreement constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all previous agreements whether written or oral, including specifically the Term Sheet. To the extent that there is any contradiction between this Agreement and the Escrow Agreement, this Agreement shall prevail with respect to all matters between the Parties. No modification or amendment of this Agreement shall be of any force or effect unless it is in writing signed by the Parties.
     Section 7.10 Facsimile Signatures and Counterparts. This Agreement may be executed in one or more counterparts all of which shall together constitute one and the same instrument and shall become effective when a counterpart has been signed and delivered by Connetics and when a counterpart has been signed and delivered by PediaMed. This Agreement shall be effective upon full execution by facsimile or original, and a facsimile signature shall be deemed to be and shall be as effective as an original signature

Asset Acquisition Agreement

     WITNESS: Connetics and PediaMed have caused this Agreement to be duly executed by their authorized representatives as of the date first written above.

CONNETICS CORPORATION		PEDIAMED PHARMACEUTICALS, INC.

By:	/s/ Thomas G. Wiggans	By:	/s/ Roger Griggs

	Thomas G. Wiggans		Roger Griggs
	Chief Executive Officer		Chairman of the Board of Directors

Schedule 2.1(b)
List of Assets other than Sales Force

•	PediaNet software

•	Tablet PCs used by the Sales Force, and associated equipment lease(s) with Cincinnati Bell Technology Solutions, together with all software currently loaded on the same

•	Fax machines used by the Sales Force